VIA EDGAR AND OVERNIGHT DELIVERY

March 26, 2009

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Re:	DeVry, Inc. Form 10-K for the fiscal year ended June 30, 2008 Filed August 27, 2008 File No. 001-13988
Dear Mr. Spirgel:

We have received your comment letter dated March 24, 2009, concerning the above referenced Form 10-K.  The comment letter asks for our written response within 10 business days or to tell you when we will provide you with our response.  Per the telephone conversation this week among Ajay Koduri, Attorney-Adviser – Securities and Exchange Commission, and Patrick Unzicker, Vice President & Controller - DeVry, we are respectfully requesting an extension of an additional ten business days to complete our response and allow for the appropriate amount of time and resources, including coordination of a review process with DeVry senior management and the respective Audit and Compensation Committees of its Board of Directors, to consider the staff’s comments.  We intend to provide our responses to the comment letter by no later than April 21, 2009.

DeVry, Inc. (“DeVry”) hereby represents that:
•	DeVry is responsible for the adequacy and accuracy of the disclosure in the filings;
•
Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	DeVry may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s consideration of this request and look forward to the opportunity to work with you.  If you have questions regarding the information set forth herein, please telephone Patrick Unzicker at (630)706-3527.  Patrick’s fax number is (630) 382-2936.

Sincerely,

/s/ Richard M. Gunst
Richard M. Gunst
Senior Vice President and Chief Financial Officer